UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2018

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Sale of stake in 34 onshore fields in Rio Grande do Norte

Rio de Janeiro, November 28, 2018 - Petróleo Brasileiro S.A.- Petrobras announces that its Board of Directors approved yesterday the full sale of its stake in 34 onshore production fields, located in the Potiguar Basin, in Rio Grande do Norte state, to the company 3R Petroleum.

The assets

The 34 concessions are mature fields in production for over 40 years, with wide geographical dispersion, located about 40 km south of the city of Mossoró-RN. The fields are being sold in a single package called Polo Riacho da Forquilha, whose current production is approximately 6 thousand barrels of oil per day. Below is the list of the package:

Acauã (AC), Asa Branca (ASB), Baixa do Algodão (BAL), Boa Esperança (BE), Baixa do Juazeiro (BJZ), Brejinho (BR), Cachoeirinha (CAC), Cardeal (CDL), Colibri (CLB), Fazenda Curral (FC), Fazenda Junco (FJ), Fazenda Malaquias (FMQ), Jaçanã (JAN), Janduí (JD), Juazeiro (JZ), Lorena (LOR), Leste de Poço Xavier (LPX), Livramento (LV), Maçarico (MRC), Pardal (PAR), Patativa (PAT), Pajeú (PJ), Paturi (PTR), Poço Xavier (PX), Riacho da Forquilha (RFQ), Rio Mossoró (RMO), Sabiá (SAB), Sabiá Bico de Osso (SBO), Sabiá da Mata (SDM), Sibite (SIB), Três Marias (TM), Trinca Ferro (TRF), Upanema (UPN) and Varginha (VRG).

All concessions are 100% Petrobras except for the fields of Cardeal and Colibri, where Petrobras holds 50% stake alongside Partex as operator, which holds 50% interest; and the fields of Sabiá da Mata and Sabiá Bico-de-Osso, where Petrobras holds 70% stake alongside Sonangol as a partner and operator, holding 30% interest.

The Transaction

The value of the transaction is US$ 453,1 million, 7.5% of this amount (US$ 34 million) to be paid on the signing, scheduled for 07/12, and the remainder in the closing of the transaction, considering the adjustments due.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A.—PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, and the Company’s other filings with the U.S. Securities and Exchange Commission.

3R Petroleum will operate the assets from the closing of the transaction, which is subject to the signing of contracts, the fulfillment of the precedent conditions defined in the contract of purchase and sale, such as the approval of the National Agency of Petroleum, Natural Gas and Biofuels (ANP) and possible preference right.

This project was the result of a competitive process and is part of Petrobras’ Partnerships and Divestments Program, aligned to the 2018-2022 Business and Management Plan, which provides for continuous portfolio management and focus on investments in Brazilian deepwater.

The disclosure to the market herein is in compliance with Petrobras’ divestment methodology and is aligned with the provisions of the special procedure for the sale of exploration, development and production of petroleum, natural gas and other fluid hydrocarbons rights, provided for in Decree 9.355/2018.

About 3R Petroleum

3R Petroleum is a Brazilian oil and gas company focused in Latin America. This will be the first operation of 3R Petroleum and the company meets the requirements to be a C Operator in Brazil according to ANP criteria.

In its staff, 3R Petroleum has executives with extensive experience in mature field operations and increased production and reserves in countries such as Venezuela, Argentina, Brazil, Peru, Ecuador and Bolivia. It also has, in its financial structuring, partnerships with large global companies, such as a world-class trading company, an international oil services company and an independent operator.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A.—PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 28, 2018.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Rafael Salvador Grisolia
Rafael Salvador Grisolia
Chief Financial Officer and Investor Relations Officer